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United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PropertyGuru Group Ltd

Registration Statement on Form F-4

Filed December 7, 2021

File No. 333-261517

Dear Ms. Dao and Ms. Krebs:

On behalf of PropertyGuru Group Limited (the “Company,” “we” or “our”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 22, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission on December 7, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) through EDGAR.

To facilitate your review, we will separately deliver to you courtesy copies of Amendment No. 1 marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

January 24, 2022

Registration Statement on Form F-4

Non-IFRS Financial Measures, page 45

1.

We note your response to prior comment 10. Please also present, hereunder and elsewhere in the filing, a ratio calculated in accordance with IFRS that is most comparable to the non-IFRS ratio, Adjusted EBITDA Margin.

In response to the Staff’s comment, the Company has revised the disclosure on page 233 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 175

2.

Refer to Adjustment B5. Please make clear if the accrual and cash adjustments reflect the total value of loans and advances due by Bridgetown 2 to the Sponsor as of September 30, 2021, which is the sum of a promissory note in the amount of $300,000 and relevant out-of-pocket expenses currently estimated at approximately $3.4 million. We note your disclosure in the third from the last bullet on page 78 and elsewhere in the filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 179 and 180 of Amendment No. 1 to clarify that adjustment B5 includes the relevant out-of-pocket expenses and added adjustment B10 to reflect the redemption of the promissory note.

Unaudited Interim Financial Statements of Bridgetown 2

Note 2. Restatement of Previously Issued Financial Statements, page F-102

3.

We note that the Bridgetown 2 filed an Item 8.01 Form 8-K on February 3, 2021 that included an audited balance sheet as of the January 28, 2021. We further note that Bridgetown 2 has restated such balance sheet here on an unaudited basis. Please explain or revise as necessary.

U.S. Securities and Exchange Commission

January 24, 2022

In response to the Staff’s comment, Bridgetown 2 has restated its balance sheet as of January 28, 2021 on an audited basis in an amendment on Item 8.01 of Form 8-K filed with the SEC on January 19, 2022, and the Company has incorporated it by reference into the Amendment No. 1.

Panama Group

Notes to the Combined Financial Statements

4.	Revenue, page F-167

4.

We note your response to prior comment 32. A significant portion of the Panama Group’s revenues are recognized over time. Please further explain how the timing of satisfaction of your performance obligations, including but not limited to depth credits, relates to the typical timing of payment and the effect that those factors have on the contract asset and the contract liability balances. Refer to paragraph 117-118 of IFRS 15.

In response to the Staff’s comment on paragraph 117 of IFRS 15, Note 2.17 (h)(i) Trade Receivables and Note 2.17 (h)(ii) Contract liabilities of the Panama Group’s financial statements have been updated on pages F-163 to F-164 of Amendment No. 1 to explain how the timing of satisfaction of performance obligations relates to the typical timing of payment and the effects which results in either a trade receivable or contract liability.

For subscription services, depth credits and media advertising revenue streams, the Panama Group has the right to bill its customers at the inception of the contracts which results in contract liabilities. In certain cases where a credit period is granted, a trade receivable is recognized at the same time a contract liability is recognized (i.e. subscription services to property developers).

For other revenue streams such as events, review services revenue and management services revenue, the Panama Group invoices upon provisioning of services which results in the recognition of trade receivables.

The market comparison report revenue stream does not result in any contract balance as the payment is received when the services are performed.

As a result of the right to bill at inception of the contract, upon provisioning of the services or receipt of payment when the services are performed, the Panama Group does not have any contract assets.

Contract liabilities arising from the subscription, depth credit and media advertising revenue streams are for periods of one year or less and all contract liabilities at the end of the financial year, will be recognized in the following financial year. This is disclosed in Note 4. Revenue in F-168.

In response to the Staff’s comment on Paragraph 118 of IFRS 15, the Panama Group’s financial statements have been updated on pages F-168 to F-169 of Amendment No. 1 to include an explanation of the changes in contract liability in Note 4. Revenue.

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U.S. Securities and Exchange Commission

January 24, 2022

Please contact Jonathan B. Stone at +852-3740-4703 or Gregg A. Noel at +1-650-470-4500 of Skadden, Arps, Slate, Meagher & Flom LLP should you have any questions or require further information.

Very truly yours,

/s/ Jonathan B. Stone
Jonathan B. Stone

cc:	Tony McCourt, Legal Counsel, PropertyGuru Group Ltd

Sharon Lau, Partner, Latham & Watkins LLP